Exhibit (a)(5)(B)

Top Alpha Capital S.M. Ltd. Completes Cash Tender Offer for Shares of Metalink Ltd. and Commences the Four-Day Additional Offer Period

TEL AVIV, Israel, February 17, 2016 -- Top Alpha Capital S.M. Ltd., an Israeli corporation, ("Top Alpha"), announced today that all of the conditions have been satisfied for its previously-announced tender offer to purchase 550,000 ordinary shares, NIS 1.00 par value per share, of Metalink Ltd. ("Metalink" and the "Metalink Shares") (OTCQB: MTLK) for $1.30 per Metalink Share, net to the seller in cash, less any required withholding taxes and without interest.

Top Alpha has been advised by the Depositary for the offer that, as of 10:00 a.m., New York time or 5:00 p.m. Israel time, on February 17, 2016: (i) 203,188 Metalink Shares were validly tendered, representing approximately 7.6% of the issued and outstanding shares and voting rights in Metalink, and (ii) notices of objection to the offer were issued by holders of 950 Metalink Shares, representing approximately 0.04% of the issued and outstanding shares and voting rights in Metalink. The calculation of the aggregate number of Metalink Shares represented by notices of objection to the offer does not include notices of objection tendered by controlling shareholders of Metalink or by shareholders with a personal interest in Metalink, which notices of objection, in accordance with Israeli law, may be disregarded for purposes of determining whether the aggregate number of Metalink Shares validly tendered pursuant to the offer is greater than the aggregate number of Metalink Shares represented by notices of objection to the offer.

Accordingly, as required by Israeli law and as contemplated in its Offer to Purchase, as amended:

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Top Alpha is providing an additional period of four calendar days, until 10:00 a.m., New York time, or 5:00 p.m., Israel time, on Sunday, February 21, 2016, during which Metalink shareholders who, with respect to each Metalink Share owned by them, did not respond to the offer, or have notified Top Alpha of their objection to the offer, or have tendered such Metalink Shares but withdrawn their tender prior to 10:00 a.m., New York time, or 5:00 p.m., Israel time, on February 17, 2016, may tender such Metalink Shares.  Shareholders who have tendered their shares do not have withdrawal rights during this additional four-calendar day period; and

●	Top Alpha will purchase, subject to proration, the Metalink Shares validly tendered in the offer prior to 10:00 a.m., New York time, or 5:00 p.m., Israel time, on Sunday, February 21, 2016, the final expiration date of the offer.

Shareholders who hold their Metalink Shares through brokers or other nominees and wish to tender their shares prior to the final expiration date should consider contacting such brokers to ensure their tender instructions are forwarded in ample time to permit such brokers to submit a tender on their behalf in a timely fashion.

The complete terms and conditions of the tender offer, including important U.S. and Israeli income and withholding tax considerations relating to the tender offer, are contained in the Offer to Purchase, as amended, previously filed with the U.S. Securities and Exchange Commission (SEC). VStock Transfer LLC serves as the Information Agent and as the Depositary for the Tender Offer. Questions regarding the Tender Offer should be directed to VStock Transfer LLC at 855-9VSTOCK.

Important Information: This is not an offer to buy or the solicitation of an offer to sell any ordinary shares of Metalink. The Tender Offer that is described in this press release will only be made through the Offer to Purchase, Letter of Transmittal and related Tender Offer documents. All shareholders of Metalink should read the Tender Offer materials because they contain important information about the Tender Offer. The Tender Offer materials and other filed documents are available at no charge on the SEC's website at http://www.sec.gov, and are also available without charge to all shareholders by contacting VStock Transfer LLC, the information agent for the Tender Offer, at 855-9VSTOCK. Shareholders are urged to read these materials carefully before making any decision with respect to the tender offer.

Forward-Looking Statements: This press release may contain forward-looking statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, political events and fluctuations in the share price of Metalink. Top Alpha undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

About Top Alpha: Top Alpha is a boutique financial services company providing a complex of services, dealing directly and through subsidiaries in the following fields: nostro account investments in public and private companies, capital raising, brokerage services, distribution services, bridge loans and investment banking. We are wholly owned (100%) by Daniel Magen, who also serves as our sole director and executive officer. Mr. Magen, a certified accountant, is a financial investor and businessman. For further information, please visit http://www.topac.co.il